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                           April 3, 2024

       Thomas R. Quinn, Jr.
       President and CEO
       Orrstown Financial Services, Inc.
       77 East King Street
       Shippensburg, PA 17257

                                                        Re: Orrstown Financial
Services, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 29,
2024
                                                            File No. 333-278364

       Dear Thomas R. Quinn, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Samantha M. Kirby